SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                               (AMENDMENT NO. 5)*


                                 MEDIABAY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58446J 10 8
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                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
          405 LEXINGTON AVENUE, NEW YORK, NEW YORK 10174 (212) 885-5442
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notice and Communications)

                                 APRIL 24, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to who copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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

                                                                  SCHEDULE 13D

------------------------------------------                                                       -------------------------------
CUSIP NO. 58446J108                                                                              PAGE   2   OF   4   PAGES
------------------------------------------                                                       -------------------------------

-------------------------- -----------------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSONS
                           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Evan Herrick
-------------------------- -----------------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                                         (b) |X|
-------------------------- -----------------------------------------------------------------------------------------------------
                           SEC USE ONLY


-------------------------- -----------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS*

                              NA
-------------------------- -----------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                           |_|
-------------------------- -----------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                United States
-------------------------- ----- -----------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
        NUMBER OF
         SHARES                           0
      BENEFICIALLY         ----- -----------------------------------------------------------------------------------------------
        OWNED BY           8     SHARED VOTING POWER
          EACH
        REPORTING
         PERSON                           363,265
          WITH             ----- -----------------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                          0
                           ----- -----------------------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER


                                          363,265
-------------------------- -----------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       363,265
-------------------------- -----------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------- -----------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                2.6%
-------------------------- -----------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON*

                                    IN
-------------------------- -----------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
                OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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

         This Amendment is being filed to amend the Schedule 13D initially filed by the Reporting Person on May 2, 2000 to report the beneficial ownership of 1,006,700 shares of Common Stock, no par value (the "Common Stock") of MediaBay, Inc. (the "Company"), as subsequently amended by Amendment No. 1 filed on June 16, 2000 to report the beneficial ownership of 1,204,030 shares of Common Stock, Amendment No. 2 filed on September 7, 2000 to report the beneficial ownership of 1,408,080 shares of Common Stock, Amendment No. 3 filed on May 18, 2001 to report the beneficial ownership of 5,802,222 shares of Common Stock and Amendment No. 4 (incorrectly labeled Amendment No. 3) filed on January 13, 2003 to report the beneficial ownership of 363,265 shares of Common Stock. This Amendment is being filed to reflect a change in the nature of the Reporting Person's beneficial ownership of the Common Stock from sole power to vote or direct the vote and sole power to dispose and direct the disposition of the securities covered by the Schedule 13D and each such amendment to shared power to vote or direct the vote and shared power to dispose and direct the disposition of such securities. Additionally, this Amendment is being filed to amend the source of funds or other consideration previously disclosed in Item 3 of the Schedule 13D filed on May 2, 2000. Except an amended hereby, there has been no change in the information contained in the Schedule 13D filed on May 2, 2000, as previously amended.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Item 3 is hereby amended as follows:

         As previously disclosed in the Schedule 13D filed on May 2, 2000, on each of December 29, 1999, January 7, 2000 and February 4, 2000, the Reporting Person loaned to the Company $1,000,000, for which the Reporting Person was issued convertible promissory notes. The Schedule 13D filed on May 2, 2000 previously reported that of the $3,000,000 purchase price, $2,000,000 was obtained from personal funds and $1,000,000 was borrowed from Nations Bank. This information is amended as follows:

                  Of the $3,000,000 purchase price, $1,000,000 was obtained from the Reporting Person's personal funds, $130,000 was borrowed from a partnership in which the Reporting Person had an interest, $870,000 was borrowed from a entity wholly-owned by a relative of the Reporting Person and $1,000,000 was a loan personally guaranteed by the Reporting Person drawn on an allocation of Norton Herrick's line of credit with a bank. Norton Herrick is the Reporting Person's father, a director and principal shareholder of the Company, and, at the time of the transactions, was also an officer of the Company. Subsequent to the draw down from the line of credit, the Reporting Person borrowed $1,000,000 from Norton Herrick to repay the bank loan.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         Item 5 is hereby amended as follows:

         The information previously reported in the Schedule 13D filed on May 2, 2000 and in each of the previous amendments thereto is hereby amended to report that the Reporting Person had shared power to vote or direct the vote and shared power to dispose or direct the disposition of all securities of the Company previously reported under Item 5. As of September 12, 2003, the Reporting Person beneficially owned an aggregate of 363,265 shares of Common Stock, constituting approximately 2.6% of the outstanding Common Stock.


         The Reporting Person has shared power to vote or direct the vote and shared power to dispose or direct the disposition of all of the 363,265 shares of Common Stock.

         See Items 7 - 11 of the cover sheet of this Amendment.




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

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  September  12, 2003


                                                      /S/ EVAN HERRICK
                                                      --------------------------
                                                      Evan Herrick



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